UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

CDK GLOBAL, INC.

(Name of Subject Company (Issuer))

CENTRAL MERGER SUB INC.

(Name of Filing Persons (Offeror))
a wholly owned subsidiary of

CENTRAL PARENT LLC

(Name of Filing Persons (Parent of Offeror))

BROOKFIELD CAPITAL PARTNERS VI L.P.

(Name of Filing Persons (Other))

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

12508E101

(Cusip Number of Class of Securities)

Dave Gregory

Doug Bayerd

Central Parent LLC

250 Vesey Street, 15th Floor

New York, New York 10281

212-417-7000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Leonard Kreynin

Cheryl Chan

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

212-450-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Central Merger Sub Inc., a Delaware corporation (“Purchaser”), and Central Parent LLC, a Delaware limited liability company (“Parent”), with the U.S. Securities and Exchange Commission on April 22, 2022 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase any and all of the issued and outstanding shares of common stock, par value $0.01 per share, of CDK Global, Inc., a Delaware corporation (“CDK” and such shares, the “Shares”), at a price of $54.87 per Share, without interest, to the holder in cash, less any applicable withholding taxes, upon the terms and subject to the conditions described in the Offer to Purchase dated April 22, 2022 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Purchaser is a wholly owned subsidiary of Parent. This Amendment is being filed on behalf of Parent, Purchaser and Brookfield Capital Partners VI L.P. Unless otherwise indicated, references to sections in the Schedule TO are references to sections of the Offer to Purchase.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

The disclosure in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO is amended and supplemented as set forth below:

“On May 17, 2022, Purchaser announced an extension of the Offer Expiration Time until 5:00 p.m., New York City time, on Tuesday, July 5, 2022, unless further extended or earlier terminated in accordance with the Merger Agreement. The Offer was previously scheduled to expire one minute following 11:59 p.m. (12:00 midnight), New York City time, on Thursday, May 19, 2022. The Purchaser is extending the Offer Expiration Time to 5:00 p.m., New York City time, on Tuesday, July 5, 2022 in accordance with the Merger Agreement.

The Depositary has advised Purchaser that, as of 5:00 p.m., New York City time, on May 16, 2022, approximately 5,579,055 Shares have been validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 4.78% of the outstanding Shares.

Purchaser expects that the Offer will be consummated promptly following the Offer Expiration Time (as hereby extended), subject to the satisfaction or waiver of each of the Offer conditions set forth in the Merger Agreement as of the Offer Expiration Time (as hereby extended), and that the Merger will be consummated promptly following the consummation of the Offer.”

The press release announcing the extension of the Offer is attached hereto as Exhibit (a)(5)(E) and is incorporated herein by reference.

The disclosure in the Offer to Purchase under “The Tender Offer—Section 9—“Source and Amount of Funds” is hereby amended by adding the following as the last paragraph under the subheading “Debt Financing”:

“Parent entered into a second amended and restated Debt Commitment Letter (“A&R Debt Commitment Letter”) on May 6, 2022. The following summary of certain provisions of the A&R Debt Commitment Letter are qualified by reference to the A&R Debt Commitment Letter itself, which is incorporated herein by reference. We have filed a copy of the A&R Debt Commitment Letter as Exhibit (b)(2). The A&R Debt Commitment Letter amends the Debt Commitment Letter by including additional original commitment parties that will act as lead arrangers with respect to the First Lien Term Loan Facility and the first lien senior secured revolving facility.”

Items 1 through 11.

The disclosure in the Offer to Purchase under “The Tender Offer—Section 16—Certain Legal Matters; Regulatory Approvals” and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by deleting the first sentence of the section entitled “General” and inserting the following section and subsections at the beginning of “The Tender Offer—Section 16—Certain Legal Matters; Regulatory Approvals”:

“Certain Legal Proceedings Relating to the Tender Offer

Stockholder Litigation

Between April 26, 2022 and May 5, 2022, seven complaints relating to the Merger were filed by purported CDK stockholders against CDK, the Company Board, Brookfield Business Corporation, and Brookfield Business Partners L.P. in (a) the U.S. District Court for the Southern District of New York (Stein v. CDK Global, Inc. et. al., Case No. 1:22-cv-3379, Greenberg v. CDK Global, Inc. et. al., Case No. 1:22-cv-03453, Bernstein v. CDK Global, Inc. et. al., Case No. 1:22-cv-03430, Ryan v. CDK Global, Inc. et. al., Case No. 1:22-cv-03671), (b) the U.S. District Court for the Eastern District of New York (Hopkins v. CDK Global, Inc. et. al., Case No. 1:22-cv-02549), (c) the U.S. District Court for the District of Delaware (Morgan v. CDK Global, Inc. et. al. (Case No. 1:22- cv-00602), and (d) the U.S. District Court for the Eastern District of Pennsylvania (Whitfield v. CDK Global, Inc. et. al., Case No. 2:22-cv-01729) (collectively, the “Complaints”). The Complaints generally allege that CDK and the Company Board violated Sections 14(d)(4) and 14(e) of the Exchange Act and the SEC Rule 14a-9, and that the CDK Board violated Section 20(a) of the Exchange Act, based upon alleged material misstatements or omissions in the Schedule 14D-9 relating to (a) the financial projections made in connection with the Offer, (b) the financial analysis of Morgan Stanley, and/or (c) background, process, and/or purported potential conflicts of interest concerning the Offer. The Complaints seek, among other things, to enjoin the Offer or, should it be consummated, to rescind it or award damages, as well as an award of the plaintiffs’ attorneys’ fees and costs in the actions.

On May 5, 2022, a complaint relating to the Merger was filed by Jeffrey Sponder (“Plaintiff Sponder”) against CDK, the Company Board, Morgan Stanley, Parent and Purchaser in the Delaware Chancery Court (Sponder v. CDK Global, Inc. et. al., Case No. 2022-0395). The complaint alleges that the Company Board breached its fiduciary duties based upon alleged material misstatements or omissions in the Schedule 14D-9 and that Morgan Stanley, CDK, Parent and Purchaser aided and abetted the Company Board’s breach of its fiduciary duties. Plaintiff Sponder seeks, among other things, to enjoin the Offer or, should it be consummated, to rescind it or award damages, as well as an award of the plaintiffs’ attorneys’ fees and costs in the action. Plaintiff Sponder filed a motion for expedition on May 5, 2022, which the court denied on May 6, 2022. Plaintiff Sponder filed a motion for reconsideration on May 9, 2022, which the court denied on May 10, 2022.

On May 2, 2022, a complaint relating to the Merger was filed by Robert Garfield (“Plaintiff Garfield”) against CDK, the Company Board, Brookfield Business Partners L.P. and Brookfield Asset Management, Inc. in the Circuit Court of Cook County, Illinois, County Department, Chancery Division (Garfield v. Leslie A. Brun et. al., Case No. 2022CH04167). The complaint alleges that the defendants violated the Illinois Securities Act of 1953, 815 ILCS 5/12 and Illinois common law, based upon an allegation that the Offer price is unfair, purported conflicts of interest concerning the Offer and alleged material misstatements or omissions in the Schedule 14D-9. Plaintiff Garfield seeks among other things, to enjoin the Offer and an award of the plaintiffs’ attorneys’ fees and costs in the action.

The outcome of these lawsuits cannot be predicted with certainty. However, Purchaser believes that the plaintiffs’ allegations in each of the foregoing complaints are without merit.

Demand Letters

On April 29, 2022 and May 9, 2022, counsel to CDK received two demand letters from counsel to purported shareholders Christopher Taylor and David Kaufmann (the “Demand Letters”). The Demand Letters allege that the Schedule 14D-9 misrepresents or omits material information that is necessary for CDK stockholders to make an informed decision on whether to tender their Shares in the Offer and demand that CDK provide corrective disclosures in an amendment or supplement to the Schedule 14D-9. Purchaser believes that the assertions made in the Demand Letters lack merit.

If additional similar complaints are filed, absent new or different allegations that are material, Purchaser will not necessarily announce such additional filings.”

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Index No.

(a)(5)(E)	Press Release issued by Purchaser on May 17, 2022.

(b)(2)	Second Amended and Restated Commitment Letter, dated as of May 6, 2022, among Central Parent LLC and certain other parties.

Amendments to the Offer to Purchase and Other Exhibits to the Schedule TO.

All references in the Offer to Purchase (Exhibit (a)(1)(A)), Form of Letter of Transmittal (Exhibit (a)(1)(B)), Form of Notice of Guaranteed Delivery (Exhibit (a)(1)(C)), Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)) and Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(E)) of the Offer Expiration Time being “one minute after 11:59 p.m., New York City time, on Thursday, May 19, 2022” are amended and replaced with “5:00 p.m., New York City time, on Tuesday, July 5, 2022.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 17, 2022

CENTRAL MERGER SUB INC.

By:	/s/ David Gregory
Name: David Gregory
Title: Managing Partner

CENTRAL PARENT LLC

By:	/s/ David Gregory
Name: David Gregory
Title: Managing Partner

BROOKFIELD CAPITAL PARTNERS VI L.P. By: Brookfield Capital Partners VI GP LLC, its general partner By: Brookfield Capital Partners VI Officer GP LLC, its sole member
By:	/s/ David Gregory
Name: David Gregory
Title: Managing Partner